

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Ka Fai Yuen
Chief Executive Officer and Director
Zhong Yang Financial Group Limited
118 Connaught Road West
Room 1101
Hong Kong

> **Re: Zhong Yang Financial Group Limited**
> **Amendment No. 4 to**
> **Registration Statement on Form F-1**
> **Filed December 23, 2021**
> **File No. 333-259441**

Dear Mr. Yuen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

Amendment No. 4 to Form S-1

Cover Page

1. Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Ka Fai Yuen
Zhong Yang Financial Group Limited
January 25, 2022
Page 2

Propsectus Summary, page 1

2.   Please disclose each permission or approval that you or your subsidiaries are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations of your subsidiaries, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: William S. Rosenstadt, Esq.